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United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-6010

Attention:   Ameen Hamady

Terence O’Brien

Margaret Schwartz

Joseph McCann

          Re:    Abcam plc

Draft Registration Statement on Form F-1

Confidentially submitted on July 23, 2020

CIK No. 0001492074

Ladies and Gentlemen:

On behalf of Abcam plc (the “Company”), we are hereby confidentially submitting a second Draft Registration Statement on Form F-1 (“Submission No. 2”). The Company previously submitted a Draft Registration Statement on Form F-1 on a confidential basis pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act with the Securities and Exchange Commission (the “Commission”) on July 23, 2020 (the “Draft Submission”). Submission No. 2 has been revised to reflect the Company’s responses to the comment letter to the Draft Submission received on August 21, 2020 from the staff of the Commission (the “Staff”). For your convenience, we are providing by overnight delivery a courtesy package that includes five copies of Submission No. 2, which have been marked to show changes from the Draft Submission, as well as a copy of this letter.

For ease of review, we have set forth below each of the numbered comments of your letter in bold type followed by the Company’s responses thereto.

August 28, 2020

Prospectus Summary

Overview, page 1

1.

Please tell us whether you commissioned any of the market and industry data presented in the prospectus and, if so, file a consent for the use of such data. Also, revise your disclosure to cite specific support for the statistical data referenced in this section and throughout the prospectus, including for statements currently referenced as having support from “industry data” or “industry sources.”

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that none of the market and industry data presented in the prospectus was commissioned by the Company. The Company has revised pages ii, 1, 4, 86, 96, 97 and 99 of Submission No. 2 to cite specific support for the statistical data referenced.

2.

Please disclose the basis for the following statement from page 3: “For example, our award winning knockout CRISPR gene editing program is one of the most accepted and trusted validation processes for antibody specificity and is the largest of its kind in the industry.” In particular, please provide support for the “award winning” and “largest of its kind” claims.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the 2020 CiteAb award, which is the basis for this statement, is available at: https://www.citeab.com/awards/2020/antibody-supplier-succeeding-in-knockout-validation. Additionally, the Company has revised pages 3, 88 and 92 of Submission No. 2.

Our Competitive Strengths, page 5

3.

Please revise to provide a clear definition of what constitutes a “session on your website.” Disclose, as applicable, whether estimates or assumptions underlie the metric or its calculation. Clarify how this metric is useful to investors and how management uses it. For instance, please discuss, as applicable, whether/how the monthly volume of sessions impacted your sales during the 12-month period you reference. Also tell us whether you have historical data beyond 12 months and, if so, whether this data shows the same or different trends.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that a “session” represents a single visit to the Company’s website. A session is a user interaction with the Company’s website that takes place within a given period of time. One session can include multiple page views, ecommerce transactions or other website interactions. In addition, a session may consist of a user visiting the website and leaving after a few seconds, or a user spending longer periods of time on the website.

The Company uses this metric to measure the volume of traffic to the Company’s website, and this metric is strongly correlated to sales. The Company’s website traffic (as measured by sessions) has grown by over 30% over the last three years.

The Company has revised pages 6 and 91 of Submission No. 2.

4.

Please briefly explain the significance of “appearing first” in a web search and identify the competitor that you reference. Tell us whether you engage in paid advertisements or other activities that might result in your products appearing earlier in a search. Also tell us, if known, whether your sales for these 10,000 products is correspondingly greater than the referenced competitor.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that “appearing first” in a web search means that when a user enters any of the 10,000 key words related to primary antibody searches in an internet search engine, the Company’s website appears on the first page

August 28, 2020

and at the top of the user’s search results. The significance of “appearing first” in search results means that the Company is likely to experience greater traffic to its website, which may lead to greater brand recognition and increased sales. The Company respectfully acknowledges the Staff’s request for the Company to include the competitor it references in the prospectus; however, the Company advises the Staff that this competitor name is not information that would be useful or material to investors. The Company also advises the Staff that the Company engages in paid advertisements or other activities and has revised pages 5, 6 and 91 of Submission No. 2.

5.	With reference to your disclosure on page 28, please revise the Summary to explain briefly why growth in citations reflects influence within the research community.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 6 of Submission No. 2.

Risk Factors, page 7

6.

With reference to your disclosures on pages 19 and 71, please revise your disclosure in the first bullet point on page 7, or elsewhere in the Summary, as applicable, to clarify that COVID-19 has adversely impacted your business operations and results. Briefly discuss the impact(s).

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 8 and 73 of Submission No. 2 to provide additional detail. The Company is continuing to closely monitor the impact of the COVID-19 pandemic on its operations and will update its disclosure as required in subsequent amendments.

Summary of Consolidated Financial and Other Data

Non IFRS Financial Measures, page 12

7.

You present free cash flow as a measure of your operating performance. Given that “free cash flow” is widely understood to be a liquidity measure, there is a concern that investors may not fully understand your basis for characterizing this non-IFRS measure as a performance measure. Also, the use of the words “cash flow” in the measure’s title is confusingly similar to the IFRS financial measures included in the Statements of Cash Flows. Further, we note your definition of this measure as starting with IFRS cash flow provided by operating activities. If you maintain that free cash flow is an operating performance measure in addition to a liquidity measure, then please explain why this measure is useful to investors as an operating performance measure in accordance with Item 10(e)(1)(i)(c) of Regulation S-K. Please also provide a reconciliation from net income in accordance with Item 10(e)(1)(i)(b) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company presents Free Cash Flow as a non-IFRS financial measure because it is a key supplemental metric used by management to measure the Company’s liquidity. The Company has revised page 16 of Submission No. 2 to clarify that Free Cash Flow is a liquidity measure rather than an operating performance measure.

August 28, 2020

Risk Factors

Risks Relating to our Business and Industry, page 23

8.	Please reconcile your disclosure on page 102 that 44% of your FY2019 revenue came from the United States and your disclosure on page 29 that 62% of your FY2019 came from outside the United States.

Response: The Company advises the Staff that the two percentages refer to different numbers, and the Company has revised pages 31 and 106 of Submission No. 2 to clarify. The 44% of fiscal year 2019 revenue reflects the geographic split of the Company’s total revenue that came from the United States. In the fiscal year ended June 30, 2019, the Company’s total revenue amounted to £259.9 million, £115.6 million, or 44%, of which came from the United States. The remaining 56% came from all other countries in which the Company operates.

The Company further advises the Staff that the 62% of fiscal year 2019 revenue refers only to the geographical split of the Company’s catalogue revenue that came from outside the United States. The Company also notes that the 62% was incorrectly rounded and should be 61%. In the fiscal year ended June 30, 2019, the Company’s total catalogue revenue amounted to £242.8 million, £94.3 million, or 39%, of which came from the United States. The remaining 61% came from all other countries in which the Company operates.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Impact of COVID-19 Pandemic, page 71

9.

We note that on page F-42 you indicate that the consolidated group drew on a revolving credit facility to ensure adequate available funds through the COVID-19 disruption. Please revise to disclose this drawdown and discuss any other funding sources sought as a result of COVID-19.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 73 and F-42 of Submission No. 2.

Application of Significant Accounting Policies

Impairment of Our ERP System, page 80

10.

We note your disclosure that as a result of a review that was undertaken of historical expenditure incurred to date as part of the impairment review of assets under construction, two impairment indicators were identified which resulted in the recognition of an impairment of £12.8 million related to the ERP system. Given the application and identification of amounts in connection with the impairment of your ERP system is considered a critical accounting estimate, please expand your disclosures to highlight some of the significant assumptions that were used along with the uncertainties involved in applying any of the principles. Please ensure your disclosures highlight how these items may have different effects on financial results, including why these items are subject to change and their sensitivity to change. Finally please tell us your consideration of including the disclosure requirements in paragraph 130 (e) through (g) of IAS 36.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company’s assessment of impairment resulted in two key judgments: (i) the allocation of costs to each module in order to determine the value of the impairment and (ii) the identification of which modules were impaired. In respect of (i), the Company undertook an exercise to allocate historically incurred costs to each module. This exercise involved certain estimations and judgments to determine these allocations by apportioning those costs where there were allocations which were certain (for example, time records in respect of labor costs) to those where there was either less specific or no allocation to an individual module. The Company believes that this methodology was reasonable and reflective of the actual costs capitalized and attributable to each module. The Company does not anticipate any further changes to these allocations. In respect of (ii), once the Company determined modules were impaired, no further changes would be expected. The Company has revised page 83 of Submission No. 2 to clarify.

The Company advises the Staff that it considered the disclosure requirements in paragraph 130(e) through (g) of IAS 36 and concluded that they were not relevant in the circumstances because the asset was fully impaired (i.e., the recoverable amount, irrespective of method, was determined to be zero).

August 28, 2020

Quantitative and Qualitative Disclosure about Market Risk, page 82

11.	On page 82 you disclose that you are exposed to a variety of risks, including interest rate risk, which you discuss in this section of the document. Please revise to include this discussion or advise.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 84 of Submission No. 2.

Our Market Opportunities, page 94

12.	For figure 4, please explain how this graph showing worldwide total pharmaceutical R&D spend relates to your specific statements about the increasing market for biological drugs.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 97 of Submission No. 2.

Customers, page 102

13.

Please revise to discuss how the “transactional Net Promoter Score (tNPS)” measures satisfaction. Also clarify whether this is a proprietary metric and, if so, how it is calculated. Also, revise to place your 56.2% score into context.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Net Promotor Score, developed by Fred Reichheld, Bain & Company and Satmetrix, is a widely used, non-proprietary metric that measures customer loyalty. To calculate the Net Promoter Score, the Company asks customers to answer the following question: “How likely is it that you would recommend our company to a friend or colleague?” based on a scale of 0 to 10. Those who respond with a score of 9 to 10 are called “Promoters,” 0 to 6 are called “Detractors,” and 7 to 8 are called “Passives.” The Net Promoter Score is calculated by subtracting the percentage of the total number of respondents who are Detractors from the percentage of customers who are Promoters. For purposes of calculating a Net Promoter Score, Passives count towards the total number of respondents.

The Company calculates its transactional (sometimes referred to as “touchpoint”) Net Promoter Score (“tNPS”) by sending surveys to its customers after certain interactions; for example, immediately after a customer places or receives an order or when a customer complaint is closed. At this point, a customer is asked how likely they are to recommend Abcam.

The responses gathered from these surveys help the Company measure customer satisfaction levels and gauge the willingness of customers to recommend the Company’s products or services to other potential customers. The Company views tNPS as a proxy for measuring customer brand loyalty and satisfaction with a product or service. As a result, this measure is an important indicator of the Company’s ability to retain and acquire customers.

The Company works with a third-party tNPS survey partner, which collates the responses and coordinates with the Company’s internal teams to interpret the survey results. In November 2019, the Company appointed a new tNPS survey partner, which changed the mechanism by which customer feedback is collected and resulted in a tNPS score that was approximately 10% lower than the score under the previous mechanism. The Company’s tNPS for the fiscal year ended June 30, 2020 was 56%, compared to 59% for the corresponding period in the preceding year.

August 28, 2020

The Company has revised page 106 of Submission No. 2.

Intellectual Property, page 103

14.	Please revise to disclose the material terms of your license agreements with MIT and Spring Bio. Also, file these licenses as exhibits or advise.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 101 and 102 of Submission No. 2.

The Company advises the Staff that such agreements are not “material contracts” under Item 601(b)(10) of Regulation S-K because they (i) are of the type that ordinarily accompanies the Company’s business, (ii) are made in the ordinary course of business and (iii) do not fall into any of the categories set forth in Item 601(b)(10)(ii)(A)-(D). The Company has determined that its business is not substantially dependent on these license agreements because the Company’s business focuses on providing various reagents and tools for life science research, with a large and expanding portfolio of approximately 100,000 products as of June 30, 2020. In the ordinary course of its business, the Company has entered into and expects to continue to enter into license agreements in the future with third parties, each of which pertains only to a limited portion of the Company’s product portfolio, and the Company does not consider such license agreements to be material. The Company has determined that its business is not substantially dependent on the license agreements with MIT and Spring Bio as the underlying products only contributed to an aggregate of less than 4% of the Company’s revenue in the fiscal year ended June 30, 2020, and neither agreement otherwise constitutes a material part of the Company’s business. Should the Company determine such agreements to become material in the future, the Company will file such agreements as exhibits.

Principal Shareholders, page 123

15.	Please revise your disclosure to identify the natural person or persons who have voting and investment control of the shares held by Durable Capital Partners and Harding Loevner LLC.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 128 of Submission No. 2 to further clarify the beneficial ownership of the shares held by Durable Capital Partners. As the Company’s ordinary shares are traded on AIM, a market of the London Stock Exchange (“AIM”), Harding Loevner LLC purchased the Company’s shares in open market transactions. The natural persons who have beneficial ownership of the Company’s ordinary shares is not required by AIM to be publicly reported, and therefore, the Company is not aware of the natural persons who have voting and investment control of the shares held by Harding Loevner LLC.

Related Party Transactions, page 125

16.	Please include a brief description of the organizational structure of your group and your position within the group. Refer to Item 4(C) of Form 20-F.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 9 of Submission No. 2.

Description of Share Capital and Articles of Association, page 126

17.	Please revise to provide all information required by Item 10(A) of Form 20-F or advise.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 130 and 131 of Submission No. 2.

August 28, 2020

Differences in Corporate Law, page 138

18.

We note that you refer shareholders to applicable Delaware and English law. It is not appropriate to qualify your disclosure by reference to information that is not included in the filing or filed as an exhibit. Please revise accordingly.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page 142 of Submission No. 2.

3. Principal Accounting Policies

Intangible Assets, page F-11

19.

Please further expand your policy to disclose when you typically begin amortization of intangible assets under construction for software and internally developed technology . In that regard, your disclosures should highlight when you typically view such assets to be in the location and condition necessary for them to be capable of operating in the manner intended by management consistent with paragraph 97 of IAS 38.

Response: The Company respectfully acknowledges the Staff’s comment and has revised page F-14 of Submission No. 2.

Revenue Recognition, page F-11

20.

For each of the Catalogue, Custom Products and Services, IVD and Royalties and License Revenue streams, expand your disclosures consistent with the requirements in IFRS 15 and considering the appropriate level of detail based on materiality to provide company-specific information for:

•	The nature of the goods and services that you have promised to transfer. See paragraph 119 of IFRS 15;

•

The performance obligation(s) you have determined from your contracts with customers. For each performance obligation highlight whether you have bundled any goods or services that are not considered distinct pursuant to paragraphs 26 through 30 of IFRS 15;

•	Your typical payment terms for your performance obligations. See paragraph 119 of IFRS 15;

•

The timing of when you recognize revenue (i.e., point in time or over time). To the extent you are recognizing revenue over time, please provide an explanation of the type of method used to recognize revenue and why such a method was chosen. See paragraph 124 of IFRS 15;

•	Provide disclosures for each type of variable consideration included in the transaction price and the significant judgments used. See paragraph 126 of IFRS 15; and

August 28, 2020

•	If material, the amount of any contract assets and liabilities that result from your arrangement. See paragraph 116 through 118 of IFRS 15.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff as follows.

(1)	The nature of the goods and services that you have promised to transfer. See paragraph 119 of IFRS 15;

IFRS 15 paragraph 119 states: “An entity shall disclose information about its performance obligations in contracts with customers, including a description of all of the following:

(a)

when the entity typically satisfies its performance obligations (for example, upon shipment, upon delivery, as services are rendered or upon completion of service), including when performance obligations are satisfied in a bill-and-hold arrangement;

(b)

the significant payment terms (for example, when payment is typically due, whether the contract has a significant financing component, whether the consideration amount is variable and whether the estimate of variable consideration is typically constrained in accordance with paragraphs 56–58);

(c)

the nature of the goods or services that the entity has promised to transfer, highlighting any performance obligations to arrange for another party to transfer goods or services (i.e. if the entity is acting as an agent);

(d)	obligations for returns, refunds and other similar obligations; and

(e)	types of warranties and related obligations.”

Taking each paragraph in turn:

(a) Product revenue, including catalogue revenue which comprised over 93% of the Company’s total revenue for the fiscal year ended June 30, 2019, is disclosed on page F-11 of Submission No. 2 as “Revenue from sales of goods is recognized upon delivery to the customer or the point at which the customer takes control of the goods if this is sooner.” Custom service revenue, which includes IVD and comprised 4.7% of the Company’s total revenue for the fiscal year ended June 30, 2019, is described on page F-11 as “recognized at the point at which a milestone, as defined in the contract, has been completed.” Each milestone is typically aligned to a customer deliverable and is accordingly considered to be a performance obligation. Every milestone has a defined transaction price. If it is identified that the costs will be in excess of the contract revenue, the expected loss is recognized as an expense immediately. Royalty income and license fee income, which together comprised 1.8% of the Company’s total revenue for the fiscal year ended June 30, 2019, is described on page F-11 as “recognized upon delivery of the licensed technology where the Group’s continued performance or future research and development services are not required.” Royalty revenue is recognized on an accruals basis based on the contractual terms and the substance of the agreements with the counterparty, provided that the amount can be reliably measured and it is probable that the economic benefit will flow to the Company. Additionally, the Company and has revised page F-11 of Submission No. 2.

(b) There are no significant payment terms to note, there are no financing components and consideration is not variable. Amounts are set out in the contracts as described in the paragraph above.

(c) The Company takes responsibility for the delivery of goods and services to its customers. In doing so, the Company often uses third parties, in particular, for the fulfillment of logistical delivery services. However, because it is the Company that is ultimately responsible for the satisfaction of the delivery to its customers (and not the contracted third party), irrespective of the performance of the third party, revenue is only recognized upon delivery to the customer or where the customer takes control, as stated on page F-11 of Submission No. 2.

August 28, 2020

(d) The Company does not have any material obligations for returns, refunds or similar.

(e) The Company does not have warranty obligations.

(2)

The performance obligation(s) you have determined from your contracts with customers. For each performance obligation highlight whether you have bundled any goods or services that are not considered distinct pursuant to paragraphs 26 through 30 of IFRS 15;

Performance obligations are as described on page F-11 of Submission No. 2 and as described in (a) under bullet 1 above. The Company does not have bundled goods and services. Services are to produce specific products and revenue recognition and performance obligations are as set out on page F-11.

(3)	Your typical payment terms for your performance obligations. See paragraph 119 of IFRS 15;

Payment terms are as described in (b) under bullet 1 above. Collection terms are as described in note 17 on page F-29 of Submission No. 2.

(4)

The timing of when you recognize revenue (i.e., point in time or over time). To the extent you are recognizing revenue over time, please provide an explanation of the type of method used to recognize revenue and why such a method was chosen. See paragraph 124 of IFRS 15;

IFRS 15 Paragraph 124 states: “For performance obligations that an entity satisfies over time, an entity shall disclose both of the following: (a) the methods used to recognize revenue (for example, a description of the output methods or input methods used and how those methods are applied); and (b) an explanation of why the methods used provide a faithful depiction of the transfer of goods or services.”

Product revenue is recognized at a point in time as described in (a) under bullet 1 above. Service revenue is recognized in accordance with milestones defined in customer contracts and the policy described in (a) under bullet 1 above. This means that such revenue is recognized at multiple points in time, which are at the point in time set out in the customer contracts and results from the nature of services spanning a period of time varying from a few weeks to a few months, but no longer than 12 months. License revenue recognized as described in (a) under bullet 1 above and is in this manner owing to the need for no further obligations being required. Royalty revenue is recognized as described in (a) under bullet 1 above owing to the need to obtain information and confirmation from customers as to their usage of IP that generates the royalty revenue. There are no other forms of revenue.

(5)	Provide disclosures for each type of variable consideration included in the transaction price and the significant judgments used. See paragraph 126 of IFRS 15; and

IFRS 15 paragraph 126 states: “An entity shall disclose information about the methods, inputs and assumptions used for all of the following:

(a)

determining the transaction price, which includes, but is not limited to, estimating variable consideration, adjusting the consideration for the effects of the time value of money and measuring non-cash consideration;

(b)	assessing whether an estimate of variable consideration is constrained;

August 28, 2020

(c)

allocating the transaction price, including estimating stand-alone selling prices of promised goods or services and allocating discounts and variable consideration to a specific part of the contract (if applicable); and

(d)	measuring obligations for returns, refunds and other similar obligations.”

The Company advises the Staff that it does not have any variable consideration or adjustments to consideration described in clause (a) and that time value of money is not material. The Company’s average credit period was 35 days, as described in note 18, and note 18 also states that the Company’s payment terms are typically 30 to 90 days. Clauses (b) and (c) are not applicable to the Company, and obligations described in clause (d) are not material.

(6)	If material, the amount of any contract assets and liabilities that result from your arrangement. See paragraph 116 through 118 of IFRS 15.

The Company believes that it has complied with the disclosure requirements where such amounts are not individually material, but with respect to contract liabilities, are incorporated within “deferred income” in note 19 on page F-30 and contract assets are incorporated within “prepayments” in note 17 on page F-29 of Submission No. 2.

General

21.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company respectfully acknowledges the Staff’s comment and will provide the Staff with copies of all written communications, as defined in Rule 405 under the Securities Act, that the Company, or anyone authorized to do so on its behalf, presents to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

* * *

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (212) 906-2916 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Nathan Ajiashvili
Nathan Ajiashvili
of LATHAM & WATKINS LLP

cc:	(via email)
Alan Hirzel, Abcam plc
Michael Baldock, Abcam plc
Ian D. Schuman, Latham & Watkins LLP
Robbie McLaren, Latham & Watkins LLP